EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended June 29, 2013
Fixed charges:
Interest expense*	$68
Estimated interest portion of rents	8
Total fixed charges	$76

Income:
Income from continuing operations before income taxes	$306
Fixed charges	76
Dividends received from TFC	30
Capital contributions paid to TFC	(1)
Eliminate pretax income of Finance group	(34)
Adjusted income	$377

Ratio of income to fixed charges	4.96

*                 Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.